SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-1(a)

(Amendment No. 5)*

CLEARWIRE CORPORATION

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

18538Q 105

(CUSIP Number)

Michael J. Egan

King & Spalding LLP

1180 Peachtree Street, N.E.

Atlanta, Georgia 30309

(404) 572-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(1)	Name of reporting person: Sprint Nextel Corporation
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds: Not Applicable
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Kansas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 739,010,818*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 739,010,818*
(11)	Aggregate amount beneficially owned by each reporting person: 739,010,818*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☒**
(13)	Percent of class represented by amount in Row (11): 52.5%*
(14)	Type of reporting person: HC

*	See discussion in Items 4 through 6 of this Amendment No. 4 to Schedule 13D (the “Amendment”). As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the agreements described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

(1)	Name of reporting person: Sprint HoldCo, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 705,359,348*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 705,359,348*
(11)	Aggregate amount beneficially owned by each reporting person: 705,359,348*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☒**
(13)	Percent of class represented by amount in Row (11): 50.2%*
(14)	Type of reporting person: OO

*	See discussion in Items 4 through 6 of this Amendment. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the agreements described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

(1)	Name of reporting person: SN UHC 1, Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 33,651,470*
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 33,651,470*
(11)	Aggregate amount beneficially owned by each reporting person: 33,651,470*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☒**
(13)	Percent of class represented by amount in Row (11): 4.8%*
(14)	Type of reporting person: OO

*	See discussion in Items 4 through 6 of this Amendment. As more fully described in the responses to Items 4 through 6 of the Schedule 13D, the Reporting Persons and certain other beneficial owners of Class A Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the agreements described in the Schedule 13D. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Class A Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
**	See the footnotes to the table in Item 5(a)-(b) of this Amendment.

This Amendment No. 5 to Statement on Schedule 13D (this “Amendment”) is filed by Sprint Nextel Corporation, a Kansas corporation (“Sprint”), Sprint HoldCo, LLC, a Delaware limited liability company (“Sprint HoldCo”) and SN UHC 1, Inc., a Delaware corporation (“SN UHC 1”), and, together with Sprint and Sprint HoldCo, the “Sprint Entities” or the “Reporting Persons”), with respect to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Clearwire Corporation, a Delaware corporation (“Clearwire” or the “Issuer”).

EXPLANATORY NOTE REGARDING PRIOR JOINT SCHEDULE 13D

This Amendment relates to the Statement on Schedule 13D filed on December 5, 2008 (the “Initial Joint 13D Filing”), as amended by Amendment No. 1 thereto filed on February 27, 2009, Amendment No. 2 thereto filed on November 12, 2009, Amendment No. 3 thereto filed on December 22, 2009, Amendment No. 4 thereto filed on December 7, 2010, Amendment No. 5 thereto filed on December 14, 2010, Amendment No. 6 thereto filed on May 13, 2011, Amendment No. 7 thereto filed on June 8, 2011, Amendment No. 8 thereto filed on December 16, 2011, Amendment No. 9 thereto filed on February 24, 2012, Amendment No. 10 thereto filed on March 14, 2012, Amendment No. 11 thereto filed on June 15, 2012, Amendment No. 12 thereto filed on September 14, 2012, Amendment No. 13 thereto filed on October 3, 2012 and the Amendment No. 14 thereto filed on October 18, 2012 (such Amendment, “Amendment No. 14” and the Initial Joint 13D Filing, as so amended through Amendment No. 14, the “Prior Joint Schedule 13D”). The Prior Joint Schedule 13D was jointly filed on behalf of (i) the Reporting Persons, (ii) Comcast Corporation, a Pennsylvania corporation (“Comcast”), Comcast Wireless Investment, LLC, a Delaware limited liability company (“Comcast LLC” and, collectively with Comcast, the “Comcast Entities”), (iii) Bright House Networks, LLC, a Delaware limited liability company (“BHN”), BHN Spectrum Investments, LLC, a Delaware limited liability company (“BHN Spectrum”), Newhouse Broadcasting Corporation, a New York corporation (“NBCo”, and collectively with BHN and BHN Spectrum, the “BHN Entities”), (iv) Eagle River Holdings, LLC, a Washington limited liability company (“ERH”), and Craig O. McCaw, an individual (“Mr. McCaw” and, together with ERH, the “ERH Entities”), and (v) certain other beneficial owners of Class A Common Stock that were previously party to the Equityholders’ Agreement described in this Schedule 13D, except that Amendment No. 14 was filed jointly on behalf of Sprint, Sprint HoldCo and the ERH Entities only.

On October 17, 2012, the Reporting Persons elected to report their beneficial ownership of Class A Common Stock apart from the Comcast Entities, the BHN Entities and the ERH Entities, except that Sprint, Sprint HoldCo and the ERH Entities filed Amendment No. 14 pursuant to a joint filing agreement among such parties solely with respect to that filing. On December 13, 2012, a Schedule 13D was filed solely by the Reporting Persons (the “New Joint Schedule 13D”), as amended by Amendment No. 1 thereto filed on December 19, 2012, Amendment No. 2 thereto filed on May 22, 2013, Amendment No. 3 filed on June 21, 2013 and Amendment No. 4 filed on June 24, 2013 (together with the New Joint Schedule 13D, as so amended through this Amendment, the “Schedule 13D”), and this Amendment is filed solely by the Reporting Persons. However, the Schedule 13D is a continuation of the Reporting Persons’ beneficial ownership reporting of Class A Common Stock set forth in the Prior Joint Schedule 13D and, as such, information from the Prior Joint Schedule 13D has been incorporated herein by reference as if set forth in full herein. The Initial Joint 13D Filing and all amendments thereto through Amendment No. 14 are filed as Exhibits 99.1 through Exhibit 99.15 to the New Joint Schedule 13D, respectively.

All capitalized terms used in this Amendment and not defined herein have the meanings ascribed to such terms in the Prior Joint Schedule 13D or New Joint Schedule 13D, as applicable.

Item 1. Security and Issuer.

No material change.

Item 2. Identity and Background.

No material change.

Item 3. Source and Amount of Funds or Other Consideration.

No material change.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented by adding the following information under a new heading “Crest Voting Agreement and Waiver and Amendment Agreement”:

On July 2, 2013, Sprint, Starburst II, Inc. (for limited purposes) and Clearwire (for limited purposes) entered into a Voting and Sale Agreement (the “Crest Voting and Sale Agreement”) with Crest Financial Limited, DTN LNG, LLC, DTN Investments, LLC, Mr. John M. Howland, Mr. Eric E. Stoerr, the Halim Daniel 2012 Trust, Mr. Halim Daniel and Uniteg Holding SA (collectively, the “Crest Voting Parties”), and, for limited purposes, Crest Investment Company, the Jamal and Rania Daniel Revocable Trust, Mr. Jamal Daniel, Mrs. Rania Daniel, the Daria Daniel 2003 Trust, the Thalia Daniel 2003 Trust, the Naia Daniel 2003 Trust, Mr. Michael Wheaton, solely in his capacity as trustee of the Halim Daniel 2012 Trust, and Crest Switzerland LLC (collectively, the “13D Parties”). The terms of the Crest Voting and Sale Agreement were substantially similar to the terms of the Voting and Sale Agreements. In addition, Sprint agreed to reimburse the Crest Voting Parties for documented costs and expenses incurred in connection with the proxy solicitation of the Crest Voting Parties up to an amount equal to $2.5 million in the aggregate.

Pursuant to the terms of the Crest Voting and Sale Agreement, Sprint, Clearwire and Starburst II, subject to certain exceptions, agreed to fully release and not sue the Crest Voting Parties, the 13D Parties and certain other released persons from any and all claims arising out of or related to the Merger or the Merger Agreement and the Note Purchase Agreement and the transactions contemplated thereby or the matters referenced in the complaints or other pleadings filed in the Court of Chancery of the State of Delaware in the class action styled Crest Financial Ltd. v. Sprint Nextel Corp. et al., C.A. 8099-CS , which we refer to as the Delaware Litigation. In addition, the Crest Voting Parties and the 13D Parties, subject to certain exceptions, agreed to fully release and not sue, Sprint, Clearwire, Starburst II, Inc. and certain other company released persons from any and all claims arising out of or related to the Merger or the Merger Agreement and the Note Purchase Agreement and the transactions contemplated thereby or the matters referenced in the complaints or other pleadings filed in the Court of Chancery of the State of Delaware in the Delaware Litigation.

According to the Crest Voting and Sale Agreement, the Crest Voting Parties and the 13D Parties own, in the aggregate, 57,653,419 shares of Class A Common Stock (or approximately 8.25%) of the Class A Common Stock.

In connection with the Crest Voting and Sale Agreement, Crest Financial Limited has withdrawn its proxy solicitation in opposition of the Merger. In a proxy supplement filed July 3, 2013, Crest Financial Limited urged Clearwire stockholders to vote in favor of the proposal to adopt the Merger Agreement and the other proposals to be considered at the special meeting of the stockholders of Clearwire called for the purpose of voting on the adoption of the Merger Agreement.

In addition, on July 2, 2013, the Comcast Entities and BHN Spectrum entered into that certain Waiver and Amendment Agreement (the “Waiver and Amendment Agreement”) with the Sprint Entities providing that (i) the Comcast Entities and BHN Spectrum waive certain provisions of the standstill obligations under the Equityholders’ Agreement and (ii) the ROFO Agreement be amended to provide that the terms of a sale to Sprint Holdco by the Comcast Entities and BHN Spectrum in the case of a termination of the Merger Agreement be substantially similar to the terms provided in the Voting and Sale Agreements.

The foregoing descriptions of the Crest Voting and Sale Agreement and the Waiver and Amendment Agreement are only a summary, do not purport to be complete and are qualified in their entirety by reference to the full text of the Crest Voting and Sale Agreement and the Waiver and Amendment Agreement, which are filed as Exhibits 99.78 and 99.79, respectively, and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a)-(b) As of June 24, 2013, each Reporting Person may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Act) and shared power to vote or direct the vote of up to the amounts listed in the table below and may be deemed to constitute a “group” under Section 13(d) of the Act.

Reporting Person	Class A Common Stock	% of Class A (1)	Class B Common Stock	% of Class B (1)	% Voting
Sprint (2)	739,010,818	52.5%	708,087,860	91.5%	50.2%
Sprint HoldCo (3)	705,359,348	50.2%	705,359,348	91.2%	47.9%
SN UHC 1 (4)	33,651,470	4.8%	2,728,512	0.4%	2.3%

(1)	Shares of Class A Common Stock beneficially owned and the respective percentages of beneficial ownership of Class A Common Stock assumes the conversion of all shares of Class B Common Stock beneficially owned by such person or entity into Class A Common Stock, and the exercise of all options, warrants and other securities convertible into common stock beneficially owned by such person or entity currently exercisable or exercisable within 60 days of June 24, 2013. Shares issuable pursuant to the conversion of Class B Common Stock or the exercise of stock options and warrants exercisable within 60 days are deemed outstanding and held by the holder of such shares of Class B Common Stock, options or warrants for computing the percentage of outstanding common stock beneficially owned by such person, but are not deemed outstanding for computing the percentage of outstanding common stock beneficially owned by any other person. The respective percentages of beneficial ownership of Class A Common Stock and Class B Common Stock are based on 699,173,175 shares of Class A Common Stock and 773,732,672 shares of Class B Common Stock outstanding as of April 23, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on April 26, 2013.
(2)	Consists of 705,359,348 shares of Class B Common Stock beneficially owned by Sprint HoldCo, 30,922,958 shares of Class A Common Stock beneficially owned by SN UHC 1 and 2,728,512 shares of Class B Common Stock beneficially owned by SN UHC 1. By virtue of the fact that Sprint HoldCo and SN UHC 1 are wholly-owned subsidiaries of Sprint, Sprint may be deemed to have shared voting and dispositive power with respect to the shares of Class A Common Stock owned by Sprint HoldCo and SN UHC 1.
(3)	Consists of 705,359,348 shares of Class B Common Stock beneficially owned by Sprint HoldCo.
(4)	Consists of 30,922,958 shares of Class A Common Stock beneficially owned by SN UHC 1 and 2,728,512 shares of Class B Common Stock beneficially owned by SN UHC 1.

Except as set forth or incorporated herein or in the Appendices to the Schedule 13D, none of (i) the Reporting Persons and (ii) to the Sprint Entities’ knowledge, the persons set forth on Appendix A-1 through A-3 of the Schedule 13D, beneficially owns any shares of Class A Common Stock as of June 24, 2013.

In addition to the beneficial ownership of the Reporting Persons described herein, by virtue of the Equityholders’ Agreement and Voting Agreement, each of the Reporting Persons, together with the Comcast Entities, the BHN Entities, Intel Capital Wireless Investment Corporation 2008A, a Delaware corporation (the “Intel A”), Intel Capital Corporation, a Delaware corporation (“Intel Capital”), and Intel Capital (Cayman) Corporation, a Cayman Islands corporation (“Intel Cayman” and, together with Intel A and Intel Capital, the “Intel Entities”), may be deemed to be a member of a “group” under Section 13(d) of the Act, which may be deemed to beneficially own, have shared power to vote or direct the vote over and have shared dispositive power over the following shares of Class A Common Stock beneficially owned by the Comcast Entities, the BHN Entities and the Intel Entities:

•

Amendment No.1 to Statement on Schedule 13D filed on December 19, 2013 by the Comcast Entities reports beneficial ownership of 88,504,132 shares of Class A Common Stock representing 12.7% of the Class A Common Stock;

•	Statement on Schedule 13D filed on October 26, 2012 by the BHN Entities reports beneficial ownership of 8,474,440 shares of Class A Common Stock representing 1.2% of the Class A Common Stock; and

•

Amendment No. 17 to the Statement on Schedule 13D filed by Intel Corporation on December 20, 2013 reports beneficial ownership of 94,076,878 shares of Class A Common Stock (which consists of 25,098,733 shares of Class A Common Stock held by Intel Capital, 3,333,333 shares of Class A Common Stock held by Intel Cayman and 65,644,812 shares of Class B Common Stock held by the Intel A) representing 12.3% of the Class A Common Stock.

As described in Items 4 and 6 of this Schedule 13D, the Equityholders’ Agreement includes a voting agreement under which such Equityholders and their respective affiliates share the ability to elect a majority of the Issuer’s directors and the Voting Agreement includes a voting agreement under which the Equityholders and their respective affiliates agree to vote their shares of Common Stock to support the Merger. The Reporting Persons disclaim beneficial ownership of the shares of capital stock beneficially owned by such other Equityholders.

Further, as described in Items 4 and 6 of this Schedule 13D, Sprint is a party to Voting and Sale Agreements with the Mount Kellett Stockholders, the Farallon Voting and Sale Agreements with the Farallon Stockholders and the Crest Voting and Sale Agreement with the Crest Voting Parties. The Mount Kellett Stockholders hold shares of Class A Common Stock representing 18.21% of the Class A Common Stock as follows: 53,188,166 shares of Class A Common Stock held by Mount Kellett; 13,199,348 shares of Class A Common Stock held by Highside Capital; 32,052,360 shares of Class A Common Stock held by Glenview; and 28,907,625 shares of Class A Common Stock held by C P Management. The shares of Class A Common Stock which are owned by the Farallon Stockholders and are subject to the Farallon Voting and Sale Agreements represent 1.6% of the Class A Common Stock as follows: 3,161,200 shares of Class A Common Stock held by Farallon Capital; 2,842,800 shares of Class A Common Stock held by Farallon Institutional; 286,300 shares of Class A Common Stock held by Farallon Institutional II; 3,961,609 shares of Class A Common Stock held by Farallon Offshore; 206,501 shares of Class A Common Stock held by Farallon Investors; 376,900 shares of Class A Common Stock held by Farallon Institutional III; and 321,700 shares of Class A Common Stock held by Noonday. The shares of Class A Common Stock which are owned by the Crest Voting Parties and are subject to the Crest Voting and Sale Agreement represent 8.25% of the Class A Common Stock as follows: 35,883,649 shares of Class A Common Stock held by Crest Financial Limited; 9,623,249 shares of Class A Common Stock held by DTN LNG, LLC; 250,000 shares of Class A Common Stock held by DTN Investments, LLC; 23,000 shares of Class A Common Stock held by Mr. John M. Howland; 22,000 shares of Class A Common Stock held by Mr. Eric E. Stoerr; 11,051,521 shares of Class A Common Stock held by the Halim Daniel 2012 Trust; 200,000 shares of Class A Common Stock held by Mr. Halim Daniel; and 600,000 shares of Class A Common Stock held by Uniteg Holding SA. The Reporting Persons disclaim beneficial ownership of the shares of capital stock beneficially owned by the Mount Kellett Stockholders, the Farallon Stockholders and the Crest Voting Parties.

(c) Except as set forth or incorporated herein or in the Appendices to the Schedule 13D, none of (i) the Reporting Persons and (ii) to the Sprint Entities’ knowledge, the persons set forth on Appendices A-1 through A-3 of the Schedule 13D, has effected any transaction in Class A Common Stock during the 60 days prior to June 24, 2013.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented with the information contained in Item 4 of this Amendment, which is hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit No.	Description

99.78	Voting and Sale Agreement, dated as of July 2, 2013, by and among Sprint Nextel Corporation, Starburst II, Inc. (for limited purposes), Clearwire Corporation (for limited purposes), Crest Financial Limited, DTN LNG, LLC, DTN Investments, LLC, Mr. John M. Howland, Mr. Eric, E. Stoerr, the Halim Daniel 2012 Trust, Mr. Halim Daniel and Uniteg Holding SA, and, for limited purposes, Crest Investment Company, the Jamal and Rania Daniel Revocable Trust, Mr. Jamal Daniel, Mrs. Rania Daniel, the Daria Daniel 2003 Trust, the Thalia Daniel 2003 Trust, the Naia Daniel 2003 Trust, Mr. Michael Wheaton, solely in his capacity as trustee of the Halim Daniel 2012 Trust and Crest Switzerland LLC (incorporated by reference to Exhibit (d)(25) of Amendment No. 10 to Schedule 13E-3 filed by Sprint Nextel Corporation on July 3, 2013)

99.79	Waiver and Amendment Agreement, dated as of July 2, 2013, by and among Sprint Nextel Corporation, SN UHC 1, Inc., Comcast Corporation, Comcast Wireless Investment, LLC and BHN Spectrum Investments, LLC (incorporated by reference to Exhibit (d)(26) of Amendment No. 10 to Schedule 13E-3 filed by Sprint Nextel Corporation on July 3, 2013).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2013

Sprint Nextel Corporation

By	/s/ Charles R. Wunsch
	Name:	Charles R. Wunsch
	Title:	Senior Vice President, General Counsel and Corporate Secretary

Sprint HoldCo, LLC

By	/s/ Charles R. Wunsch
	Name:	Charles R. Wunsch
	Title:	President

SN UHC 1, Inc.

By	/s/ Charles R. Wunsch
	Name:	Charles R. Wunsch
	Title:	President

Appendix A-1

EXECUTIVE OFFICERS AND DIRECTORS

OF

SPRINT

Set forth below is a list of each executive officer and director of Sprint setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to such individual’s employment with Sprint and each individual is a United States citizen.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Daniel R. Hesse* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	President and Chief Executive Officer of Sprint Nextel Corporation

Joseph J. Euteneuer Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Chief Financial Officer of Sprint Nextel Corporation

Paget L. Alves Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Chief Sales Officer of Sprint Nextel Corporation

Robert L. Johnson Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, KS 66251	Chief Service and Information Technology Officer

Matthew Carter Sprint Nextel Corporation 6591 Irvine Center Dr., #100 Irvine, CA 92618	President – Global Wholesale and Emerging Solutions

Steven L. Elfman Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	President – Network Operations and Wholesale of Sprint Nextel Corporation

Michael C. Schwartz Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Senior Vice President – Corporate and Business Development of Sprint Nextel Corporation

Charles R. Wunsch 6200 Sprint Parkway, Overland Park, Kansas 66251	Senior Vice President, General Counsel and Corporate Secretary of Sprint Nextel Corporation

Ryan H. Siurek Sprint Nextel Corporation 6480 Sprint Parkway, Overland Park, Kansas 66251	Vice President, Controller and Principal Accounting Officer of Sprint Nextel Corporation

William M. Malloy Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Chief Marketing Officer

Robert R. Bennett* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Principal of Hilltop Investments, LLC, a private investment company.	Hilltop Investments, LLC 10900 Hilltop Road Parker, CO 80134

Gordon M. Bethune* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Retired

Larry C. Glasscock* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Retired

James H. Hance, Jr.* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Chairman of the Board of Sprint Nextel Corporation and Senior Advisor of the Carlyle Group	Bank of America Corporation NCI-007-52-17 100 North Tryon Street Charlotte, NC 28255

V. Janet Hill* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Principal, Hill Family Advisors.	Hill Family Advisors 4000 Legato Road, Suite 1100 Fairfax, VA 22033

Frank Ianna* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Chief Executive Officer and Director, Attila Technologies LLC, a Technogenesis company	425 Devonshire Drive Franklin Lakes, NJ 07417

Sven-Christer Nilsson, a citizen of Sweden* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Founder/Owner of Ripasso AB, a private business advisory company	Ripasso AB Utsiktsvägen 2 SE-260 83 Vejbystrand/Sweden

William R. Nuti* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Chairman of the Board, Chief Executive Officer and President of NCR Corporation, a global technology company	NCR Corporation 250 Greenwich Street, 35th Floor New York, NY 10007

Rodney O’Neal* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Chief Executive Officer and President of Delphi Automotive PLC, a global supplier of mobile electronics and transportation systems	Delphi Automotive PLC M/C 483-400-650 5725 Delphi Drive Troy, Michigan 48098-2815

*	Director

Appendix A-2

EXECUTIVE OFFICERS AND DIRECTORS

OF

SPRINT HOLDCO

Set forth below is a list of each executive officer and director of Sprint HoldCo setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to such individual’s employment with Sprint HoldCo and each individual is a United States citizen.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Directors
None – managed by: SN UHC 4, Inc.; and c/o Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251

Executive Officers
Charles R. Wunsch Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	President of Sprint HoldCo, LLC

Gregory D. Block Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President and Treasurer of Sprint HoldCo, LLC

Timothy P. O’Grady Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President and Secretary of Sprint HoldCo, LLC

Ryan H. Siurek Sprint Nextel Corporation 6480 Sprint Parkway, Overland Park, Kansas 66251	Vice President and Controller of Sprint HoldCo, LLC

Paget L. Alves Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President of Sprint HoldCo, LLC

Mark V. Beshears Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President of Sprint HoldCo, LLC

Gary E. Charde Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President of Sprint HoldCo, LLC

Douglas B. Lynn Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President of Sprint HoldCo, LLC

John J. Mutrie, Jr. Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President of Sprint HoldCo, LLC

Todd A. Rowley Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President of Sprint HoldCo, LLC

Appendix A-3

EXECUTIVE OFFICERS AND DIRECTORS

OF

SN UHC 1

Set forth below is a list of each executive officer and director of SN UHC 1 setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to such individual’s employment with SN UHC 1 and each individual is a United States citizen.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Charles R. Wunsch* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	President of SN UHC 1, Inc.

Ryan H. Siurek Sprint Nextel Corporation 6480 Sprint Parkway, Overland Park, Kansas 66251	Vice President and Controller of SN UHC 1, Inc.

Gregory D. Block Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President and Treasurer of SN UHC 1, Inc.

Timothy P. O’Grady* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President and Secretary of SN UHC 1, Inc.

John W. Chapman Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President and Asst. Secretary of SN UHC 1, Inc.

Paget L. Alves Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President of SN UHC 1, Inc.

Mark V. Beshears Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President of SN UHC 1, Inc.

Gary E. Charde Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President of SN UHC 1, Inc.

Lawrence R. Krevor Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President of SN UHC 1, Inc.

Todd A. Rowley Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President of SN UHC 1, Inc.

Patricia C. Tikkala Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President of SN UHC 1, Inc.

John J. Mutrie, Jr. Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Assistant Controller of SN UHC 1, Inc.

Ceyhun (Jay) Cetin Sprint Nextel Corporation 6480 Sprint Parkway, Overland Park, Kansas 66251	Assistant Treasurer of SN UHC 1, Inc.

Jennifer Dale Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Assistant Treasurer of SN UHC 1, Inc.

Stefan K. Schnopp* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Assistant Secretary of SN UHC 1, Inc.

*	Director

EXHIBIT INDEX

Exhibit No.	Description

99.1	Statement on Schedule 13D (the “Initial Joint 13D Filing”) filed on December 5, 2008 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC, Craig O. McCaw and CWCI, LLC

99.2	Amendment No. 1 to the Statement on Schedule 13D filed on February 27, 2009 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc. Eagle River Holdings, LLC, Craig O. McCaw and CWCI, LLC

99.3	Amendment No. 2 to the Statement on Schedule 13D (“Amendment No. 2”) filed on November 12, 2009 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC, Craig O. McCaw and CWCI, LLC

99.4	Amendment No. 3 to the Statement on Schedule 13D filed on December 22, 2009 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC, Craig O. McCaw and CWCI, LLC

99.5	Amendment No. 4 to the Statement on Schedule 13D (“Amendment No. 4”) filed on December 7, 2010 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC and Craig O. McCaw

99.6	Amendment No. 5 to the Statement on Schedule 13D filed on December 14, 2010 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC and Craig O. McCaw

99.7	Amendment No. 6 to the Statement on Schedule 13D filed on May 13, 2011 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I

LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC and Craig O. McCaw

99.8	Amendment No. 7 to the Statement on Schedule 13D (“Amendment No. 7”) filed on June 8, 2011 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC and Craig O. McCaw

99.9	Amendment No. 8 to the Statement on Schedule 13D (“Amendment No. 8”) filed on December 16, 2011 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC and Craig O. McCaw

99.10	Amendment No. 9 to the Statement on Schedule 13D (“Amendment No. 9”)filed on February 24, 2012 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC and Craig O. McCaw

99.11	Amendment No. 10 to the Statement on Schedule 13D filed on March 14, 2012 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC and Craig O. McCaw

99.12	Amendment No. 11 to the Statement on Schedule 13D (“Amendment No. 11”) filed on June 15, 2012 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Eagle River Holdings, LLC and Craig O. McCaw

99.13	Amendment No. 12 to the Statement on Schedule 13D (“Amendment No. 12”) filed on September 14, 2012 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment, LLC, Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Eagle River Holdings, LLC and Craig O. McCaw

99.14	Amendment No. 13 to the Statement on Schedule 13D (“Amendment No. 13”) filed on October 3, 2012 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment, LLC, Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Eagle River Holdings, LLC and Craig O. McCaw

99.15	Amendment No. 14 to the Statement on Schedule 13D (“Amendment No. 14”) filed on October 18, 2012 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC and Craig O. McCaw

99.16	Transaction Agreement and Plan of Merger, dated as of May 7, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., and Intel Corporation (incorporated herein by reference to Exhibit 2.1 of Clearwire Corporation’s Current Report on Form 8–K filed May 7, 2008)

99.17	Amendment No. 1 to the Transaction Agreement and Plan of Merger, dated as of November 21, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., and Intel Corporation (incorporated herein by reference to Exhibit 2.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.18	Equityholders’ Agreement, dated as of November 28, 2008, by and among Clearwire Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC and, for the limited purpose of Sections 2.13, 2.14, 2.15 and Article 4, Sprint Nextel Corporation (incorporated herein by reference to Exhibit 4.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.19	Strategic Investor Agreement, dated as of November 28, 2008, by and among Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC, Google Inc., Comcast Corporation, Time Warner Cable Inc. and Bright House Networks, LLC (incorporated herein by reference to Exhibit 99.7 to the Initial Joint 13D Filing)

99.20	Registration Rights Agreement, dated as of November 28, 2008, among Clearwire Corporation, Sprint Nextel Corporation, Eagle River Holdings, LLC, Intel Corporation, Comcast Corporation, Google Inc., Time Warner Cable Inc. and BHN Spectrum Investments LLC (incorporated herein by reference to Exhibit 4.2 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.21	Amended and Restated Operating Agreement of Clearwire Communications LLC, dated as of November 28, 2008 (incorporated herein by reference to Exhibit 10.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.22	Joint Filing Agreement, dated as of November 28, 2008, among the reporting persons to the Initial Joint 13D Filing and, solely for purposes of Sections 7, 8, 9 and 10, the Intel Entities, Intel Capital, Intel Cayman and Middlefield Ventures, Inc. (incorporated herein by reference to Exhibit 99.7 to the Initial Joint 13D Filing)

99.23	Investment Agreement, dated as of November 9, 2009, by and among Sprint Nextel Corporation, Clearwire Corporation, Clearwire Communications LLC, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Eagle River Holdings, LLC and Intel Corporation (incorporated herein by reference to Exhibit 99.1 of Sprint Nextel Corporation’s Current Report on Form 8-K filed November 10, 2009)

99.24	Non-Unanimous Written Consent to Action in Lieu of Special Meeting of the Stockholders of Clearwire Corporation, dated as of November 9, 2009, executed by Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC and BHN Spectrum Investments, LLC (incorporated herein by reference to Exhibit 99.9 to Amendment No. 2)

99.25	Unanimous Consent and Waiver, dated as of November 9, 2009, by and among Clearwire Corporation, Clearwire Communications LLC, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Corporation, Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC and Comcast Corporation, as Strategic Investor Representative (incorporated herein by reference to Exhibit 99.10 to Amendment No. 2

99.26	Form of Lock-up Agreement (incorporated herein by reference to Exhibit 99.11 to Amendment No. 4)

99.27	Form of Preemptive Rights Waiver (incorporated herein by reference to Exhibit 99.12 to Amendment No. 4)

99.28	Amendment to Equityholders’ Agreement, dated as of December 8, 2010, by and among Clearwire Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc. and Comcast Corporation, as Strategic Investor Representative (incorporated herein by reference to Exhibit 4.11 of Clearwire Corporation’s Current Report on Form 8-K filed December 13, 2010)

99.29	Letter to Clearwire Corporation from Sprint Nextel Corporation, dated as of June 1, 2011, pursuant to Section 2.13(j) of the Equityholders’ Agreement (incorporated herein by reference to Exhibit 99.14 to Amendment No. 7)

99.30	Commitment Agreement, dated as of November 30, 2011, by and among Clearwire Corporation, Clearwire Communications LLC, Sprint HoldCo, LLC and Sprint Nextel Corporation (including the form of Note attached as Exhibit B thereto) (incorporated herein by reference to Exhibit 10.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 5, 2011)

99.31	Letter Agreement, dated as of November 30, 2011, by and among Clearwire Corporation, Clearwire Communications, LLC, Sprint HoldCo, LLC and Sprint Nextel Corporation (incorporated herein by reference to Exhibit 10.2 of Clearwire Corporation’s Current Report on Form 8-K filed December 5, 2011)

99.32	Letter to Clearwire Corporation from Sprint Nextel Corporation, dated as of December 12, 2011, regarding Notice of Exercise of Preemptive Rights (incorporated herein by reference to Exhibit 99.17 to Amendment No. 8)

99.33	Investment Agreement, dated as of December 13, 2011, by and among Clearwire Corporation, Clearwire Communications LLC and Sprint HoldCo, LLC (incorporated herein by reference to Exhibit 99.18 to Amendment No. 8)

99.34	Form of 2011 Lock-Up Agreement (incorporated herein by reference to Exhibit 99.19 to Amendment No. 8)

99.35	Non-Unanimous Written Consent to Action in Lieu of Special Meeting of the Stockholders of Clearwire Corporation, dated as of December 7, 2011, executed by Sprint HoldCo, LLC, Comcast Corporation, as Strategic Investor Representative, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation and Middlefield Ventures, Inc. (incorporated herein by reference to Exhibit 99.20 to Amendment No. 8)

99.36	Letter to the Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Advance/Newhouse Partnership and Intel Corporation from Google Inc., dated as of February 7, 2012, pursuant to Section 5(a) of the Strategic Investor Agreement, dated as of November 28, 2008, by and among Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc.,

Comcast Wireless Investment V, Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC, Google Inc., Comcast Corporation, Time Warner Cable Inc. and Bright House Networks, LLC (incorporated herein by reference to Exhibit 99.21 to Amendment No. 9)

99.37	Letter to Sprint Nextel Corporation, Eagle River Holdings, LLC, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Advance/Newhouse Partnership and Intel Corporation from Google Inc., dated as of February 16, 2012, pursuant to Section 3.3 of the Equityholders’ Agreement (incorporated herein by reference to Exhibit 99.22 to Amendment No. 9)

99.38	Letter to Clearwire Corporation from Sprint Nextel Corporation, dated as of June 8, 2012, pursuant to Section 2.13(j) of the Equityholders’ Agreement (incorporated herein by reference to Exhibit 99.23 to Amendment No. 11)

99.39	Letter to Comcast Corporation and Bright House Networks, LLC from TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC and TWC Wireless Holdings III LLC, dated as of August 29, 2012, pursuant to Section 5(a) of the Strategic Investor Agreement (incorporated herein by reference to Exhibit 99.24 to Amendment No. 12)

99.40	Request Notice to Clearwire from TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC and TWC Wireless Holdings III LLC, dated as of August 29, 2012, pursuant to Section 3(c)(ii) and (d) of the Registration Rights Agreement (incorporated herein by reference to Exhibit 99.25 to Amendment No. 12)

99.41	Exchange Notice to Clearwire Communications LLC and Clearwire Corporation, dated as of September 4, 2012, pursuant to Section 7.9(c) of the Operating Agreement (incorporated herein by reference to Exhibit 99.26 to Amendment No. 12)

99.42	Letter to Sprint Nextel Corporation, Eagle River Holdings, LLC, Comcast Corporation, Bright House Networks, LLC and Intel Corporation from TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC and TWC Wireless Holdings III LLC, dated as of September 7, 2012, pursuant to Section 3.3 of the Equityholders’ Agreement (incorporated herein by reference to Exhibit 99.27 to Amendment No. 12)

99.43	Exchange Notice to Clearwire Communications LLC and Clearwire Corporation from Comcast Wireless Investment, LLC, dated as of September 18, 2012, pursuant to Section 7.9(c) of the Operating Agreement (incorporated herein by reference to Exhibit 99.28 to Amendment No. 13)

99.44	Interest Notice pursuant to Section 3.3 of the Equityholders’ Agreement from Eagle River Holdings, LLC dated as of October 17, 2012 (incorporated herein by reference to Exhibit 99.29 of Amendment No. 14 to Schedule 13D filed on October 18, 2012 by the Sprint Entities and the ERH Entities)

99.45	Response Letter pursuant to Section 3.3 of the Equityholders’ Agreement from Sprint HoldCo, LLC to Eagle River Holdings, LLC dated as of October 17, 2012 (incorporated herein by reference to Exhibit 99.30 of Amendment No. 14 to Schedule 13D filed on October 18, 2012 by the Sprint Entities and the ERH Entities)

99.46	Joint Filing Agreement, dated as of October 17, 2012, by and among Eagle River Holdings, LLC, Craig O. McCaw, Sprint HoldCo, LLC and Sprint Nextel Corporation (incorporated herein by reference to Exhibit 99.31 of Amendment No. 14 to Schedule 13D filed on October 18, 2012 by the Sprint Entities and the ERH Entities)

99.47	Letter to Clearwire Corporation from Sprint HoldCo, LLC pursuant to Section 3.9 of the Equityholders’ Agreement and Section 7.11 of the Operating Agreement, dated December 10, 2012*

99.48	Assignment and Assumption Agreement by SN UHC 1, Inc., dated December 11, 2012*

99.49	Assignment and Assumption Agreement by SN UHC 1, Inc., dated December 11, 2012*

99.50	Joint Filing Agreement, dated as of December 13, 2012, by and among Sprint HoldCo, LLC, SN UHC 1, Inc. and Sprint Nextel Corporation*

99.51	Agreement and Plan of Merger, dated as of December 17, 2012, by and among Sprint Nextel Corporation, Collie Acquisition Corp. and Clearwire Corporation (incorporated by reference to Exhibit 2.1 of Sprint Nextel Corporation’s Current Report on Form 8-K filed on December 18, 2012)

99.52	Irrevocable Exchange Agreement, dated as of December 17, 2012, by and among Clearwire Corporation, Sprint Nextel Corporation and Intel Capital Wireless Investment Corporation 2008A*

99.53	Consent and Agreement, dated as of December 17, 2012, by and among SOFTBANK CORP., Starburst II, Inc. and Sprint Nextel Corporation*

99.54	Voting and Support Agreement, dated as of December 17, 2012, among Clearwire Corporation and the persons named therein as stockholders of Clearwire Corporation and equityholders of Clearwire Communications, LLC, as applicable*

99.55	Agreement Regarding Right of First Offer, dated as of December 17, 2012, among Sprint Holdco, LLC, Sprint Nextel Corporation, and the persons named therein as stockholders of Clearwire Corporation and equityholders of Clearwire Communications, LLC, as applicable*

99.56	Note Purchase Agreement, dated as of December 17, 2012, by and among Clearwire Corporation, Clearwire Communications, LLC and Collie Finance, Inc., as issuers, and Sprint Nextel Corporation, as purchaser (incorporated by reference to Exhibit 10.1 of Sprint Nextel Corporation’s Current Report on Form 8-K filed on December 18, 2012)

99.57	Form of Registration Rights Agreement, among Clearwire Corporation, as parent, Clearwire Communications LLC and Clearwire Finance, Inc., as issuers, the guarantors party thereto and Sprint Nextel Corporation (included in Exhibit 99.56)

99.58	Form of Indenture, by and among the Clearwire Communications, LLC and Clearwire Finance, Inc., as issuers, the guarantors party thereto and [Wilmington Trust, National Association], as trustee (included in Exhibit 99.56)

99.59	Form of Stock Delivery Agreement, among Clearwire Communications, LLC and Clearwire Finance, Inc., as issuers, and Clearwire Corporation (included in Exhibit 99.56)

99.60	Second Amendment to Equityholders’ Agreement, dated as of December 17, 2012, by and among, Clearwire Corporation, Sprint HoldCo, LLC, SN UHC 1, Inc., Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc. and Comcast Corporation, as Strategic Investor Representative*

99.61	Third Amendment to Equityholders’ Agreement, dated as of December 17, 2012, by and among, Clearwire Corporation, Sprint HoldCo, LLC, SN UHC 1, Inc., Intel Capital Wireless Investment Corporation 2008A, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc. and Comcast Corporation, as Strategic Investor Representative*

99.62	Letter to Clearwire Corporation from Sprint Nextel Corporation, dated as of May 20, 2013*

99.63	Second Amendment, dated as of May 21, 2013, to Agreement and Plan of Merger, dated as of December 17, 2012, by and among Sprint Nextel Corporation, Collie Acquisition Corp. and Clearwire Corporation*

99.64	Consent and Agreement, dated as of May 20, 2013, by and among SOFTBANK CORP., Starburst II, Inc. and Sprint Nextel Corporation. *

99.65	Third Amendment, dated as of June 20, 2013, to Agreement and Plan of Merger, dated as of December 17, 2012, by and among Sprint Nextel Corporation, Collie Acquisition Corp. and Clearwire Corporation (incorporated by reference to Exhibit 2.1 of Sprint Nextel Corporation’s Current Report on Form 8-K filed on June 21, 2013)

99.66	Voting and Sale Agreement, dated as of June 20, 2013, by and among Sprint Nextel Corporation, Starburst II, Inc., and Mount Kellett Master Fund II-A, L.P.*

99.67	Voting and Sale Agreement, dated as of June 20, 2013, by and among Sprint Nextel Corporation, Starburst II, Inc., and Highside Capital Management, L.P.*

99.68	Voting and Sale Agreement, dated as of June 20, 2013, by and among Sprint Nextel Corporation, Starburst II, Inc., and Glenview Capital Management, LLC*

99.69	Voting and Sale Agreement, dated as of June 20, 2013, by and among Sprint Nextel Corporation, Starburst II, Inc., and C P Management, L.L.C.*

99.70	Consent and Agreement, dated as of June 20, 2013, by and among SOFTBANK CORP., Starburst II, Inc. and Sprint Nextel Corporation*

99.71	Voting and Sale Agreement, dated as of June 21, 2013, by and among Sprint Nextel Corporation and Farallon Capital Partners, L.P.*

99.72	Voting and Sale Agreement, dated as of June 21, 2013, by and among Sprint Nextel Corporation and Farallon Capital Institutional Partners, L.P.*

99.73	Voting and Sale Agreement, dated as of June 21, 2013, by and among Sprint Nextel Corporation and Farallon Capital Institutional Partners II, L.P. *

99.74	Voting and Sale Agreement, dated as of June 21, 2013, by and among Sprint Nextel Corporation and Farallon Capital Offshore Investors II, L.P.*

99.75	Voting and Sale Agreement, dated as of June 21, 2013, by and among Sprint Nextel Corporation and Farallon Capital (AM) Investors, L.P.*

99.76	Voting and Sale Agreement, dated as of June 21, 2013, by and among Sprint Nextel Corporation and Farallon Capital Institutional Partners III, L.P.*

99.77	Voting and Sale Agreement, dated as of June 21, 2013, by and among Sprint Nextel Corporation and Noonday Offshore, Inc.*

99.78	Voting and Sale Agreement, dated as of July 2, 2013, by and among Sprint Nextel Corporation, Starburst II, Inc. (for limited purposes), Clearwire Corporation (for limited purposes), Crest Financial Limited, DTN LNG, LLC, DTN Investments, LLC, Mr. John M. Howland, Mr. Eric, E. Stoerr, the Halim Daniel 2012 Trust, Mr. Halim Daniel and Uniteg Holding SA, and, for limited purposes, Crest Investment Company, the Jamal and Rania Daniel Revocable Trust, Mr. Jamal Daniel, Mrs. Rania Daniel, the Daria Daniel 2003 Trust, the Thalia Daniel 2003 Trust, the Naia Daniel 2003 Trust, Mr. Michael Wheaton, solely in his capacity as trustee of the Halim Daniel 2012 Trust and Crest Switzerland LLC (incorporated by reference to Exhibit (d)(25) of Amendment No. 10 to Schedule 13E-3 filed by Sprint Nextel Corporation on July 3, 2013)

99.79	Waiver and Amendment Agreement, dated as of July 2, 2013, by and among Sprint Nextel Corporation, SN UHC 1, Inc., Comcast Corporation, Comcast Wireless Investment, LLC and BHN Spectrum Investments, LLC (incorporated by reference to Exhibit (d)(26) of Amendment No. 10 to Schedule 13E-3 filed by Sprint Nextel Corporation on July 3, 2013).

*	Previously filed